BLUEJAY DIAGNOSTICS, INC.

360 Massachusetts Avenue, Suite 203

Acton, MA 01720

November 5, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attention: Tyler Howes

Re:	Bluejay Diagnostics, Inc.
Registration	Statement on Form S-1
Registration	No. 333-260029

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Bluejay Diagnostics, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 P.M. (Eastern Time) on November 9, 2021, or as soon thereafter as possible on such date.

Very truly yours,
Bluejay Diagnostics, Inc.

By:	/s/ Gordon Kinder
	Name:	Gordon Kinder
	Title:	Chief Financial Officer